Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June, 2007

                              CONVERIUM HOLDING AG
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                     -------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                       Form 20-F   X        Form 40-F
                                -------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                    No    X
                                -------               -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Converium Holding Ltd, Zurich


Zurich, Switzerland - June 14, 2007 - Converium announces the filing of its 20-F 2006 for the fiscal year ended December 31, 2006

Converium announces it has filed its 20-F 2006 for the fiscal year ended December 31, 2006 with the SEC today. The 20-F 2006 has also been made available on Converium's webpage (www.converium.com).

Shareholders have the ability to receive a hard copy of the complete audited financial statements free of charge upon request.


Enquiries

Beat W. Werder                                     Marco Circelli
Head of Public Relations                           Head of Investor Relations
beat.werder@converium.com                          marco.circelli@converium.com
Phone:     +41 (0) 44 639 90 22                    Phone:   +41 (0) 44 639 91 31
Fax:       +41 (0) 44 639 70 22                    Fax:     +41 (0) 44 639 71 31


Dr. Kai-Uwe Schanz                                 Inken Ehrich
Chief Communication & Corporate Development        Investor Relations Specialist
Officer                                            inken.ehrich@converium.com
kai-uwe.schanz@converium.com                       Phone:   +41 (0) 44 639 90 94
Phone:     +41 (0) 44 639 90 35                    Fax:     +41 (0) 44 639 70 94
Fax:       +41 (0) 44 639 70 35


About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.


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Important Disclaimers


Our Form 20-F contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclical nature of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission ("SEC") and New York's Attorney General and other governmental authorities; timing and outcome of class action lawsuits; our ability to regain past customers following the rating upgrade; our ability to retain employees and certain business we write prior to and following the consummation of SCOR's tender offer; our ability to successfully integrate our business with that of SCOR's following the consummation of and retain joint ventures in which we are a party; the resolution of the investigations being carried out by the SEC, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CONVERIUM HOLDING AG


                                           By:  /s/ Inga Beale
                                                Name:    Inga Beale
                                                Title:   CEO


                                           By:  /s/ Christian Felderer
                                                Name:    Christian Felderer
                                                Title:   General Legal Counsel



Date: June 21, 2007





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